UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

JC

02029905

NO ACT
P.E 12-28-2001
1-00041

March 7, 2002

Act 1934
Section
Rule 14A-8
Public Availability 3/7/2002

Meredith S. Parry
Vice President – Corporate Law
and Secretary
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94558-3229

Re: Safeway Inc.
Incoming letter dated December 28, 2001

Dear Ms. Parry:

This is in response to your letter dated December 28, 2001 concerning the shareholder proposal submitted to Safeway by Ms. Evelyn Y. Davis. We also have received letters from the proponent dated January 4, 2002, February 26, 2002 and February 27, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures
cc: Ms. Evelyn Y. Davis
Watergate Office Building
2600 Virginia Avenue N.W., Suite 215
Washington, DC 20037

PROCESSED
APR 11 2002
THOMSON
FINANCIAL

SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

December 28, 2001

BY HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Rule 14a-8 Under the Securities Exchange Act of 1934

Re: Safeway Inc.: Stockholder Proposal of Evelyn Y. Davis

Ladies and Gentlemen:

Safeway Inc. ("Safeway" or the "Company") submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), notifying the staff of the Division of Corporation Finance (the "Staff") of its intention to exclude a shareholder proposal and supporting statement (the "2002 Proposal") from Safeway's proxy materials for its 2002 Annual Meeting of Stockholders (the "2002 Proxy Materials"). The 2002 Proposal was submitted by Evelyn Y. Davis (the "proponent") in a letter to the Company, dated May 20, 2001. The 2002 Proposal requests that the Company's Board of Directors take the necessary steps to provide for cumulative voting in the election of directors. The Company respectfully requests confirmation that the Staff will not recommend any enforcement action if the 2002 Proposal is omitted from its Proxy Materials. Safeway believes that the 2002 Proposal may be properly omitted from the 2002 Proxy Materials under Rule 14a-8(h)(3).

In accordance with Rule 14a-8(j), I have enclosed (a) an original and five copies of this letter setting forth Safeway's reasons for omitting the 2002 Proposal, (b) six copies of the proponent's May 20, 2001 letter which includes the 2002 Proposal (attached as Exhibit A). By a copy of this letter, Safeway notifies the proponent of its intention to omit the 2002 Proposal from the Proxy Materials.

Rule 14a-8(h)(1) requires that a shareholder or a qualified representative must attend a company's annual meeting to present a proposal that has been included in the company's proxy materials. Rule 14a-(h)(3) provides that if a shareholder or his qualified representative "fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your [shareholder's] proposals from its proxy materials for any meetings held in the following two calendar years."

Safeway believes that the 2002 Proposal may be properly omitted from the 2002 Proxy Materials under Rule 14a-8(h)(3) because the proponent submitted a shareholder proposal (the "2001 Proposal") which the Safeway included in its proxy materials (the "2001 Proxy Materials") for the 2001 Annual Meeting of Stockholders (the "2001 Annual Meeting"), and

Recycled Paper

neither proponent nor her representative appeared at the meeting to present the 2001 Proposal. A copy of the 2001 Proposal as it appeared in the 2001 Proxy Materials is attached hereto as Exhibit B. The 2001 Annual Meeting was held on May 8, 2001.

Before the 2001 Annual Meeting, proponent requested that a Safeway individual read the 2001 Proposal at the meeting if she or a representative did not attend the meeting to present the proposal personally. By letter to the proponent dated April 6, 2001 (more than a month prior to the 2001 Annual Meeting), Steven A. Burd, the Chairman, President and Chief Executive Officer of the Company, responded to proponent. A copy of the letter is attached hereto as Exhibit C. The letter stated that "[i]n the event that you do not attend the meeting, I or another Safeway individual will read the text of your proposal aloud at the appropriate time during the meeting. *Please note, however, that this will not create any implication that I or another Safeway individual will be acting at the meeting or presenting your proposal on your behalf or as your designated representative*." Thus, the proponent was on notice that no Company employee would act as her agent at the meeting, and she had more than a month to make other arrangements to attend the meeting or designate a representative or proxy to present the 2001 Proposal on her behalf.

At the 2001 Annual Meeting, neither proponent nor any qualified representative of the proponent appeared at the meeting to present the 2001 Proposal. At the meeting, Mr. Robert A. Gordon, Senior Vice President and General Counsel of the Company, asked the assemblage if a representative of the stockholder who had submitted the proposal was present at the meeting. No one responded. Mr. Gordon read the 2001 Proposal aloud, stating the reasons submitted by proponent in support of the proposal as well as the Board of Directors' response providing reasons for opposing the 2001 Proposal. *See Minutes of the 2001 Annual Meeting*, a true and correct copy of which is attached hereto as Exhibit D. The 2001 Proposal was subsequently voted on by the Company's shareholders. To date, the proponent has not provided the Company with any explanation of why she or a representative failed to attend the meeting and present the proposal, and the Company is not aware of any "good cause" for such failure.

Under analogous circumstances involving this same proponent, the Staff confirmed that proponent's subsequent proposals may be excluded for her failure to attend a meeting herself or by legal proxy to present a proposal in the previous year. In *CBS Inc.* (avail. January 31, 1977), an officer of CBS presented for action the proponent's proposal submitted for inclusion in the proxy materials at the company's 1976 annual meeting. The officer indicated that he was not a representative of the proponent. Regarding proponent's absence from the meeting, the Staff stated, "it appears that Mrs. Davis did not appear in person or by proxy at the 1976 meeting on behalf of her proposal as is required by Rule 14a-8(a)(2) [the predecessor to Rule 14a-8(h)(3)]." Although the proponent explained that she did not attend the meeting because she had been assured by the company that her proposal would be presented in her absence, the Staff found that this reason did not constitute "good cause." In particular, the Staff stated, *"[t]his Division does not believe that assurances from management that a proposal which has been noticed in the proxy statement will be presented for a vote at the annual meeting constitutes 'good cause' for not appearing, at least by proxy, to present one's proposal.* Under the circumstances, this

Division will not recommend any enforcement action to the Commission if the management omits the subject proposal from the Company's proxy material." (emphasis added)

In addition, we note one other instance in which the Staff has allowed exclusion of proponent's proposal because of her failure to attend a meeting and present a submitted proposal in a prior year. In *TransAmerica Corp.* (avail. January 11, 1980), the proponent did not attend the 1979 annual meeting of the company because she had attended the annual meeting of another company that same day and was unable to catch a taxicab in time to present her proposal at the TransAmerica meeting. The Staff allowed exclusion of proponent's subsequent proposal under Rule 14a-8(a)(2), stating that it did not believe proponent's reason constituted "good cause" because "in our view, the proponent's inability to personally present proposals at both annual meetings was a foreseeable and likely event which could have been avoided by arranging to have a proxy or another security holder of the Company present the proposal for her...."

Furthermore, we note that the Staff has consistently taken the position that a shareholder's failure to present a proposal, in person or through a qualified representative, at the shareholders' meeting at which the proposal is to be voted on is not cured if the proposal is voted on by shareholders at the meeting or if the proposal is presented at the meeting by a company representative or another person. *See Eastman Chemical Company* (avail. Feb. 27, 2001); *Entergy Corporation* (avail. February 9, 2001); *Lucent Technologies Inc.* (avail. September 21, 1999); *Excalibur Technologies Corporation* (avail. May 4, 1999); *Kohl's Corporation* (avail. March 12, 1999); *Mobil Corporation* (avail. September 3, 1998).

For the foregoing reasons, Safeway believes it may properly exclude the 2002 Proposal from the 2002 Proxy Materials under Rule 14a-8(h)(3). Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the 2002 Proposal from its 2002 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

Please be advised that Safeway intends to send its definitive proxy materials to the printer in mid-March 2002. If you have any questions or need any further information, please call the undersigned at (925) 467-3291 or Scott R. Haber of Latham & Watkins at (415) 395-8137.

Very truly yours,

Meredith S. Parry

Meredith S. Parry CAE
Vice President - Corporate Law and
Secretary

Enclosures

cc: Evelyn Y. Davis
Scott R. Haber, Esq.

Exhibit A

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

MAY 29 2001

CERTIFIED RETURN RECEIPT REQUESTED

May 20,2001

(202) 737-7755 OR
(202) 338-8989

Steve Burd, CEO
SAFEWAY INC.
Pleasanton, Calif. 94588

Dear Steve:

This is a formal notice to the management of Safeway that Mrs. Evelyn Y. Davis, who is the owner of 800 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2002. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Safeway, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks."

"In addition, many corporations have adopted cumulative voting."
"Last year the owners of......*shares,representing approximately 65% of sharess voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

P.S....*please fill in correct figure

CC: SEC in D.C.

Exhibit B

PROPOSAL 3

SELECTION OF INDEPENDENT AUDITORS

The Board of Directors, acting on the recommendation of its Audit Committee, has selected the firm of Deloitte & Touche LLP, which has served as independent auditors of the Company since 1987, to conduct an audit, in accordance with auditing standards generally accepted in the United States, of the Company's consolidated financial statements for the 52-week fiscal year ending December 29, 2001. A representative of that firm is expected to be present at the Annual Meeting to respond to appropriate questions and will be given an opportunity to make a statement if he or she so desires. This selection is being submitted for ratification at the meeting. If not ratified, the selection will be reconsidered by the Board, although the Board of Directors will not be required to select different independent auditors for the Company. Unless otherwise instructed, proxies will be voted FOR ratification of the selection of Deloitte & Touche LLP.

PROPOSAL 4

STOCKHOLDER PROPOSAL

Mrs. Evelyn Y. Davis, 2600 Virginia Ave., N.W. #215, Washington, D.C. 20037, who is the owner of 800 shares of Common Stock, has given notice that she intends to present for action at the Annual Meeting the following resolution:

> RESOLVED: That the stockholders of Safeway Inc., assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit.

The following statement was submitted in support of such resolution:

> REASONS: Many states have mandatory cumulative voting, so do National Banks. In addition, many corporations have adopted cumulative voting. Last year, the owners of 135,092,168 shares, representing approximately 37% of the shares voting, voted FOR this proposal.

If you AGREE, please mark your proxy FOR this resolution.

BOARD RECOMMENDATION

The Board of Directors recommends a vote against this proposal for the following reasons:

The Company's present system for election of directors, which is like that of many major publicly traded corporations, allows all stockholders to vote on the basis of their share ownership. The Board of Directors believes that this method is the fairest and is most likely to produce a Board which will effectively represent the interests of all of the Company's stockholders.

In contrast, cumulative voting promotes special interest representation on the Board. This, in turn, can lead to factionalism and contention among directors, which could have a negative impact on the Company and its stockholders. In addition, the use of cumulative voting has declined significantly over the years. Many companies have eliminated cumulative voting, and most states that once mandated cumulative voting in corporate elections have repealed that requirement.

This proposal was rejected by the Company's stockholders at the 1997, 1998, 1999 and 2000 Annual Meetings. The proponent of this proposal has offered no evidence that cumulative voting would produce a more qualified or effective Board of Directors for Safeway, nor has the proponent expressed any concerns regarding the members of Safeway's Board, any particular action of the Board or the effectiveness of the Board. Moreover, the Company's financial and operational performance in recent years, including the fact that

Safeway's cumulative total stockholder return has outperformed that of its peer group for each of the past eight years, suggests that there is no reason for any change in the method of voting for Safeway's directors.

Accordingly, we believe that the present method of voting best promotes the election of directors who will represent the interests of the stockholders as a whole, and that there have been no valid reasons submitted for implementing cumulative voting.

The Board unanimously recommends a vote AGAINST the adoption of this stockholder proposal. The affirmative vote of holders of a majority of shares present in person or by proxy at the meeting and entitled to vote on this matter is necessary to approve the adoption of this stockholder proposal. Unless otherwise instructed, proxies will be voted AGAINST approval of adoption of this stockholder proposal.

GENERAL

STOCKHOLDER PROPOSALS

Stockholder proposals for presentation at the 2002 Annual Meeting of Stockholders must be received at the Company's principal executive offices on or before November 29, 2001. The Company's Bylaws provide that stockholders desiring to nominate a director or bring any other business before the stockholders at an annual meeting must notify the Secretary of the Company thereof in writing 50 to 75 days before the meeting (or, if less than 65 days' notice or prior public disclosure of the meeting date is given, within 15 days after such notice was mailed or publicly disclosed, whichever first occurs). Such notice must set forth certain information specified in the Company's Bylaws.

ANNUAL REPORT

The Company's Annual Report to Stockholders for the fiscal year ended December 30, 2000 is being mailed to all stockholders of record with this Proxy Statement.

By Order of the Board of Directors,

MEREDITH S. PARRY
Secretary

Dated: March 23, 2001

Exhibit C

SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

STEVEN A. BURD
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

April 6, 2001

APR 9 2001

Mrs. Evelyn Y. Davis
Watergate Office Building
2600 Virginia Ave., NW #215
Washington DC 20037

Re: Safeway Inc.

Dear Mrs. Davis:

We understand that you have requested that the stockholder proposal you have submitted regarding cumulative voting be presented by a Safeway individual at Safeway's 2001 Annual Meeting in the event you do not attend the meeting and present the proposal personally. In the event that you do not attend the meeting, I or another Safeway individual will read the text of your proposal aloud at the appropriate time during the meeting. *Please note, however, that this will not create any implication that I or any other Safeway individual will be acting at the meeting or presenting your proposal on your behalf or as your designated representative.* In addition, please note that this proposal is the only one we have received from you for this year's Annual Meeting.

Sincerely,

Steven A. Burd
Chairman, President and
Chief Executive Officer

Recycled Paper

Exhibit D

MINUTES OF THE ANNUAL MEETING OF
COMMON STOCKHOLDERS OF
SAFEWAY INC.
HELD ON MAY 8, 2001

Steven A. Burd, Chairman of the Board of Directors, called to order the Annual Meeting of Stockholders of Safeway Inc., at the corporate headquarters of Safeway Inc., 5918 Stoneridge Mall Road, Pleasanton, California on Tuesday, May 8, 2001 at 1:30 p.m. He directed the Secretary to file proof of mailing of notice of the meeting with the minutes of the meeting and stated that a quorum was present.

Introduction of Directors and Nominees

Mr. Burd introduced the following members of the Board of Directors who were present at the meeting: James H. Greene, Jr.; Hector Ley Lopez; Robert I. MacDonnell; Rebecca A. Stirn; and William Y. Tauscher. Mr. Burd then introduced Robert A. Gordon, Senior Vice President and General Counsel of the Company.

Voting for Directors and Proposals to Stockholders

Mr. Gordon stated that the polls for each matter to be voted on would be open at 1:40 p.m. and would remain open until 2:15 p.m. He invited stockholders who wished to vote at the meeting to use the ballots that were available at the meeting and to leave completed ballots with the Secretary. He identified the First Chicago Trust Company of New York as the Inspector of Election and noted that the Secretary had received the Inspector's oath of office.

Mr. Gordon summarized the matters to be voted on at the meeting, which are set forth in the 2001 Proxy Statement:

1. To elect three Directors of the Company to serve for a term of three years and until their successors are elected and have qualified. The three nominees are: Steven A. Burd, Robert I. MacDonnell and William Y. Tauscher.

2. To consider and vote upon adoption of the Company's 2001 Amended and Restated Operating Performance Bonus Plan for Executive Officers.

3. To ratify the appointment of Deloitte & Touche as independent auditors for fiscal year 2001. Mr. Gordon stated that John Scheffler from Deloitte & Touche was present at the meeting and would be available to answer appropriate questions from stockholders.

4. To consider and vote upon a stockholder proposal regarding cumulative voting, which proposal is opposed by the Board of Directors. Mr. Gordon asked if a representative of the stockholder who had submitted the proposal was present at the meeting. Finding no such representative, he read the stockholder proposal and stated that the reasons submitted by the stockholder in support of the proposal were contained in the proxy statement. He summarized the reasons for the recommendation of the Board of Directors that stockholders vote against this proposal.

A representative of Proxy Monitor, on behalf of the Carpenter's Pension Funds, raised several questions, which Mr. Gordon indicated would be addressed in the question and answer session following the formal part of the meeting.

Mr. Gordon then gave the preliminary report on behalf of the Inspector of Election. Mr. Gordon reported that, based upon a preliminary report from First Chicago Trust Company of New York: (1) the three nominees had been elected to the Board of Directors, each nominee having received votes representing over 94% of the shares voting at the meeting; (2) proposal #2 had been adopted, having received votes representing approximately 89% of the shares voting at the meeting; (3) proposal #3 had been adopted, having received votes representing approximately 96% of the shares voting at the meeting; and (4) proposal #2 had been defeated, with approximately 65% of the shares voting at the meeting voting against the proposal.

Adjournment

There being no further business, upon a motion made and seconded, the meeting was adjourned at approximately 1:50 p.m.

Meredith S. Parry
Secretary

** TOTAL PAGE 20 **

SEND BY FAX
EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON. DC 20037

(202) 737-7755 OR
(202) 338-8989

February 26,2002

phone 942-2986
Fax 942-9525

Kerr Gumbs, Deputy Chief Counsel
Division of CORPORATE FINANCE
SEC, Washington,D.C.

Dear Kerr:

SINCE 1993 the SAFEWAY CORPORATION Each and EVERY Year has properly introduced MY resolution at its annual meeting as follows:

YEAR	RESOLUTION
1993	Ending of Stagger System
1994	Disclosure of Executive Compensation
1995	Disclosure of Executive Compensation
1996	Disclosure of Political Contributions in Newspapers
1997	Cumulative Voting
1998	Cumulative Voting
1999	Cumulative Voting
2000	Cumulative Voting
2001	Cumulative Voting

EACH AND EVERY YEAR I HAVE NOT SHOWN UP, because of conflicting meetings (cixmx corporations DELIBERATELY are setting meeting dates and times on the SAME DAY sothat fewer shareholders can attend)
Only in 2001 was I absent because of illness.

I have sent you SAFEWAYS CEO letter from 2001 which stated he had introduced the resolution. The vote in 2001 was OVER 31%.
NO OTHER COMPANY HAS EVER REFUSED TO INTRODUCE MY RESOLUTIONS
Neither had SAFEWAY. HOW COME ALL OF A SUDDEN THIS YEAR????
I have also submitted you with a letter from my physician Dr. Gary Malakoff. The rules state specifically GOOD CAUSE. What better cause (ybf unfortunrately) BUT illness???

✓ cc Martin Dunn

I have STILL kept letters from some twenty-five(25) other CEO's who have introduced my resolutions in 2001. NONE of them tried the same nonsense as SAFEWAY.

The George Washington University
WASHINGTON DC
MEDICAL CENTER

DIVISION OF GENERAL INTERNAL MEDICINE

January 3, 2002

RE: EVELYN Y. DAVIS

To Whom It May Concern,

Mrs. Evelyn Y. Davis was under my medical care during May 7, 2001 – May 8, 2001. During this time, she was unable to travel for medical reasons. Please contact me with any other needed information.

Sincerely,

Gary Malakoff, MD, FACP
Associate Professor of Medicine
Director, Division of General Internal Medicine

DEPARTMENT OF MEDICINE
THE H.B. BURNS MEMORIAL BUILDING • 2150 PENNSYLVANIA AVE., N.W. • WASHINGTON, DC 20037
(202) 994-5400 • FAX (202) 994-2938

EVELYN Y DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755 OR
(202) 338-8989

January
~~February~~ 4,2002

Harvey Pitt, Chairman
SECURITIES AND EXCHANGE COMMISSION
450-Fifth Street N.W.
Washington,D.C.20549

Dear Harvey;

I received a letter from SAFEWAY a few days ago(yesterday actually) re my resolution.

FIRST OF ALL, I was absent for GOOD cause; I was ill, a fact reported in many publications such as the New York Times, The Washington Post and others!!!!!!!
I missed most meetings during the first half of 2001.
I am ENCLOSING hereby a copy of the letter from my physician Dr. Gary Malakoff, Chairman Department of Internal Medicine, George Washington Medical Center. As you probably know Dr. Malakoff is one of Washington's top doctors. Amongst hispatients are Vice-President Dick Cheny, The DEAN of the GW Mdical School, as well as the President of the University and many,many others of distinction.

As to my not being "represented" at the meeting, the enclosed letter from Safeway signed by its CEO Steve Burd acknowledges their willingness to introduce the resolution. THEY(Safeway) have been doing this for my resolutions for many,many years, so HOW COME all of a sudden they come up with their NONSENSE.

So certainly, MY resolution has to be ~~enclosed~~ included in the proxy statement for 2002!!!
A lawyer is just trying to make a fee for himself!!!

Harvey, I wish you and your family a HAPPY NEWS YEAR!!!!

ENCS. Letter from SAFEWAY
and Letter from Dr. Malakoff

CC Steve Burd, Safeway CEO

[signature]

P.S. I did notify the Company prior to the annual meeting of my illness!!!by telephone.

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755 OR
(202) 338-8989

February 27,2002

Dear Harvey:

I am gettingTIRED of getting the run-around from the CORPORATE FIN DIVISION RE my SAFEWAY resolution.

I send you MY response on January 4,2002.The Company's letter was dated late December 2001.

THEN you turned my letter over to Martin Dunn in MID JANUARY 2002, at which ~~kx~~ time HE PROMISED me I would get a response in two weeks. When I still had not heard I got another response of "two weeks "again, then it was one week, one week. Here it is almost MARCH and still NOTHING!!!
MYRESOLUTION IS PROPER!! IWAS ABSENT FOR GOOD CAUSE .
MY ILLNESS ,which was publicized in several newspapers.
I HAD ENCLOSED A LETTER FROM MY PHYSICIAN Dr. Gary Malakoff.

In addition SAFEWAY each and every years since 1993 has introduced and voted on MY resolutions(see enclosed) SO WHY NOW THEY DO NOT WANT IT!! BECAUSE OF THE HIGH VOTE I PRESEME.

Should the SEC rule against me(in spite of my VERY STRONG CASE)
I wish to have sufficient time to take this matter to COURT.
I do not wish to have a reply just a few days before the Company (SAFEWAY) files its proxy statement. IDo Need TIME(Only of course if NECESSARY)

Encs.

SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

STEVEN A. BURD
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

April 6, 2001

Mrs. Evelyn Y. Davis
Watergate Office Building
2600 Virginia Ave., NW #215
Washington DC 20037

Re: Safeway Inc.

Dear Mrs. Davis:

We understand that you have requested that the stockholder proposal you have submitted regarding cumulative voting be presented by a Safeway individual at Safeway's 2001 Annual Meeting in the event you do not attend the meeting and present the proposal personally. In the event that you do not attend the meeting, I or another Safeway individual will read the text of your proposal aloud at the appropriate time during the meeting. *Please note, however, that this will not create any implication that I or any other Safeway individual will be acting at the meeting or presenting your proposal on your behalf or as your designated representative.* In addition, please note that this proposal is the only one we have received from you for this year's Annual Meeting.

Sincerely,

Steven A. Burd
Chairman, President and
Chief Executive Officer

Recycled Paper

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated December 28, 2001

The proposal relates to cumulative voting.

There appears to be some basis for your view that Safeway may exclude the proposal under rule 14a-8(h)(3). We note your representation that Safeway included the proponent's proposal in its proxy statement for its 2001 annual meeting, but that neither the proponent nor her representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if Safeway omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel